

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Dania Echemendia
President
USA Opportunity Income One, Inc.
404 Ave Constitucion #208
San Juan, PR 00901

> **Re: USA Opportunity Income One, Inc.**
> **Post-Qualification Amendment No. 5 to**
> **Offering Statement on Form 1-A**
> **Filed May 7, 2024**
> **File No. 024-11699**

Dear Dania Echemendia:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

Risk Factors
Risks Related to Our Company
If the Company is unable to raise a significant percentage of the offering amount, page 24

1.   We note your response to prior comment 3. Please remove the second paragraph of the risk factor because it contains mitigating language.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Laura Anthony, Esq.